AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1998
                                                      REGISTRATION NO. 333-47857

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 1
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:   DELAWARE INVESTMENTS UNIT INVESTMENT TRUST,
                          SERIES 17

B. NAME OF DEPOSITOR:     DELAWARE INVESTMENT ADVISERS

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                               DELAWARE INVESTMENT ADVISERS
                                   One Commerce Square
                             Philadelphia, Pennsylvania 19103

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                           Copy to:
       George M. Chamberlain, Jr.                       MARK J. KNEEDY
      Delaware Investment Advisers                  c/o Chapman and Cutler
           One Commerce Square                      111 West Monroe Street
    Philadelphia, Pennsylvania  19103              Chicago, Illinois  60603

                         CALCULATION OF REGISTRATION FEE


      Title and amount of                                              Proposed maximum       Amount of
     securities being registered                                      aggregate offering   registration fee
                                                                            price

Delaware Investments Unit Investment  An indefinite number of             Indefinite            $0.00
          Trust, Series 17            Units of Beneficial Interest
                                      pursuant to Rule 24f-2 under
                                      the Investment Company Act of 1940


E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

/X:/ Check box if it is proposed that this filing will become effective on March 19, 1998 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 17

                             ----------------------

                              CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)


         Form N-8B-2                                                       Form S-6
         Item Number                                                Heading in Prospectus

                     I. ORGANIZATION AND GENERAL INFORMATION

 1. (a)  Name of Trust                                             }  Prospectus front cover
 2. (b)  Title of securities issued............................... }  Summary of Essential
                                                                   }       Information
 3. Name and address of each depositor............................ }  Trust Administration
 4. Name and address of Trustee................................... }  Trust Administration
 5. State of organization of Trust................................ }  The Fund
 6. Execution and termination of Trust agreement.................. }  Trust Administration
 7. Changes of name                                                }  The Fund; Trust Administration
 8. Fiscal year                                                    }       *
 9. Litigation                                                     }       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                             SECURITIES OF THE TRUST

10. (a)  Registered of bearer securities.......................... }  Rights of Unitholders
    (b)  Cumulative or distributive securities.................... }  Rights of Unitsholders; The
                                                                   }      Fund
    (c)  Redemption............................................... }  Rights of Unitholders
    (d)  Conversion, transfer, etc................................ }  Rights of Unitholders
    (e)  Periodic payment plan.................................... }        *
    (f)  Voting rights............................................ }  Rights of Unitholders
    (g)  Notice of Unitholders.................................... }  Trust Administration
    (h)  Consents required........................................ }  Rights of Unitholders; Trust
                                                                   }      Administration
    (i)  Other provisions......................................... }  Tax Status; Insurance on the Bonds
                                                                   }
11. Type of securities comprising units........................... }  The Fund; The State Trusts
12. Certain information regarding periodic payment                 }        *
         certificates                                              }



13. (a)  Load, fees, expenses, etc................................ }  Estimated Current Return and
                                                                   }        Estimated Long-Term
                                                                   }        Return; Trust Operating
                                                                            Expenses
    (b)  Certain information regarding periodic payment            }        *
           certificates........................................... }
    (c)  Certain percentages...................................... }  Summary of Essential
                                                                   }       Information; Public Offering;
                                                                   }       Insurance on the Bonds
    (d)  Certain other fees, etc. payable by holders.............. }  Rights of Unitholders
    (e)  Certain profits receivable by depositor,
              principal, underwriters, writers, Trustee or
              affiliated person................................... }  Trust Operating Expenses;
                                                                   }      Public Offering
    (f)  Ratio of annual charges to income........................ }        *

                                                                   }  The Fund
14. Issuance of Trust's securities................................ }  Rights of Unitholders
15. Receipt and handling of payments from purchasers.............. }        *
16. Acquisition and disposition of underlying                      }  The Fund; Investment Objectives
          securities.............................................. }       and Portfolio Selection; Trust
                                                                   }       Administration; Public
                                                                   }       Offering
17. Withdrawal or redemption...................................... }  Rights of Unitholders; Public
                                                                   }       Offering
18. (a)  Receipt, custody and disposition of income............... }  Rights of Unitholders
    (b)  Reinvestment of distributions............................ }  Rights of Unitholders
    (c)  Reserves or special Trusts............................... }  Trust Operating Expenses
    (d)  Schedule of distributions................................ }        *

19. Records, accounts and reports................................. }  Rights of Unitholders; Trust
                                                                   }        Administration
20. Certain miscellaneous provisions of Trust agreement
    (a)  Amendment................................................ }  Trust Administration
    (b)  Termination.............................................. }        *
    (c)  and (d) Trustee, removal and successor................... }  Trust Administration
    (e) and (f) Depositor, removal and successor.................. }  Trust Administration
21. Loans to security holders                                      }        *
22. Limitations on liability...................................... }  Trust Administration
23. Bonding arrangements.......................................... }        *
24. Other material provisions of Trust agreement.................. }        *

                        III. ORGANIZATION, PERSONNEL AND
                         AFFILIATED PERSONS OF DEPOSITOR

25. Organization of depositor..................................... }  Trust Administration



26. Fees received by depositor.................................... }  See Items 13(a) and 13(e)
27. Business of depositor......................................... }  Trust Administration
28. Certain information as to officials and
          affiliated persons of depositor......................... }  Trust Administration
29. Voting securities of depositor................................ }        *
30. Persons controlling depositor................................. }        *
31. Payment by depositor for certain services
          rendered to Trust....................................... }        *
32. Payment by depositor for certain other services
          rendered to Trust....................................... }        *
33. Remuneration of employees of depositor
          for certain services rendered to Trust.................. }        *
34. Remuneration of other persons for certain
          services rendered to Trust.............................. }        *

                         IV. DISTRIBUTION AND REDEMPTION

35. Distribution of Trust's securities by states.................. }  Public Offering
36. Suspension of sales of Trust's securities..................... }        *
37. Revocation of authority to distribute......................... }        *
38. (a)  Method of Distribution................................... }  Public Offering
    (b)  Underwriting Agreements.................................. }  Underwriting
    (c)  Selling Agreements....................................... }  Public Offering
39. (a)  Organization of principal underwriters................... }  Trust Administration
    (b)  N.A.S.D. membership of principal underwriters............ }        *
40. Certain fees received by principal underwriters............... }  See Items 13(a) and 13(e)
41. (a)  Business of principal underwriters....................... }  Trust Administration
    (b)  Branch offices of principal underwriters................. }        *
    (c)  Salesmen of principal underwriters....................... }        *
42. Ownership of Trust's securities by certain persons............ }        *
43. Certain brokerage commissions received by
          principal underwriters.................................. }  Public Offering
44. (a)  Method of valuation...................................... }  Public Offering
    (b)  Schedule as to offering price............................ }        *
    (c)  Variation in offering price to certain persons........... }  Public Offering
45. Suspension of redemption rights............................... }  Rights of Unitholders
46. (a)  Redemption valuation..................................... }  Public Offering
    (b)  Schedule as to redemption price.......................... }        *
47. Maintenance of position in underlying securities.............. }  Public Offering
                                                                   }  Rights of Unitholders

                      V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN

48. Organization and regulation of Trustee........................ }  Trust Administration
49. Fees and expenses of Trustee.................................. }  Trust Operating Expenses



50. Trustee's lien................................................ }        *

                     VI. INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Insurance of holders of Trust's securities.................... }  Cover Page; Trust Operating
                                                                   }  Expenses; Insurance on the
                                                                   }  Bonds

                            VII. POLICY OF REGISTRANT

52. (a)  Provisions of Trust agreement with respect
          to selection or elimination............................. }  The Fund; Trust Administration
    (b)  Transactions involving elimination of
          underlying securities................................... }        *
    (c)  Policy regarding substitution or elimination
          of underlying securities................................ }  The Fund; Trust Administration
    (d)  Fundamental policy not otherwise covered................. }        *
53. Tax status of Trust........................................... }  Tax Status

                   VIII. FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years...................... }        *
55  Certain information regarding periodic payment
thru      certificates............................................ }        *
58.
59. Financial statements (Instruction 1(c) to Form S-6)........... }        *


-------------
*Inapplicable, answer negative or not required.

                          CORPORATE HIGH YIELD SERIES 3

     THE FUND. Delaware Investments Unit Investment Trust, Series 17 (the "Fund") consists of the underlying separate unit investment trust set forth above (the "Trust"). The Trust consists of a portfolio of interest-bearing corporate debt obligations of domestic companies (the "Corporate Bonds," or "Bonds"), including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit.

     INVESTMENT OBJECTIVE OF THE TRUST. The investment objective of the Trust is to provide a high level of current income through investment in a fixed portfolio consisting of domestic high-yield, high-risk corporate debt obligations issued after July 18, 1984. The objective of the Trust is dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. There is, of course, no guarantee that the objective of the Trust will be achieved. See "The Trust -- Corporate High Yield Series 3." ALL OF THE BONDS IN THE TRUST ARE LOWER RATED BONDS, COMMONLY KNOWN AS "JUNK BONDS," THAT ENTAIL GREATER RISKS, INCLUDING DEFAULT RISKS, THAN THOSE FOUND IN HIGHER RATED SECURITIES. INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING. SEE "INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION" AND "RISK FACTORS."

     For foreign investors who are not United States citizens or residents, interest income from the Trust may not be subject to federal withholding taxes if certain conditions are met. See "Tax Status."

     UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
                         DELAWARE INVESTMENT ADVISERS
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The investor is advised to read and retain this Prospectus for future reference.

                  THE DATE OF THIS PROSPECTUS IS MARCH 19, 1998

                          CORPORATE HIGH YIELD SERIES 3


     THE FUND. Delaware Investments Unit Investment Trust, Series 17 (the "Fund") consists of the underlying separate unit investment trust set forth above (the "Trust"). The Trust consists of a portfolio of interest-bearing corporate debt obligations of domestic companies (the "Corporate Bonds," or "Bonds"), including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit.

     INVESTMENT OBJECTIVE OF THE TRUST. The investment objective of the Trust is to provide a high level of current income through investment in a fixed portfolio consisting of domestic high-yield, high-risk corporate debt obligations issued after July 18, 1984. The objective of the Trust is dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. There is, of course, no guarantee that the objective of the Trust will be achieved. See "The Trust -- Corporate High Yield Series 3." ALL OF THE BONDS IN THE TRUST ARE LOWER RATED BONDS, COMMONLY KNOWN AS "JUNK BONDS," THAT ENTAIL GREATER RISKS, INCLUDING DEFAULT RISKS, THAN THOSE FOUND IN HIGHER RATED SECURITIES. INVESTORS SHOULD CAREFULLY CONSIDER THESE RISKS BEFORE INVESTING. SEE "INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION" AND "RISK FACTORS."

     For foreign investors who are not United States citizens or residents, interest income from the Trust may not be subject to federal withholding taxes if certain conditions are met. See "Tax Status."

     UNITS OF THE TRUST ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK AND ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY AND INVOLVE INVESTMENT RISK, INCLUDING LOSS OF PRINCIPAL.

--------------------------------------------------------------------------------
                           COHIG & ASSOCIATES, INC.
--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The investor is advised to read and retain this Prospectus for future reference.

                  THE DATE OF THIS PROSPECTUS IS MARCH 19, 1998

     PUBLIC OFFERING PRICE. The Public Offering Price of the Units of the Trust during the initial offering period is equal to the aggregate offering price of the Bonds in the Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust divided by the number of Units outstanding, plus the applicable sales charge and accrued interest, if any. For sales charges in the secondary market, see "Public Offering -- General." If the Bonds in the Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving $100,000 or more. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information." See "Public Offering."

     ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders are as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth under "Estimated Current Return and Estimated Long-Term Return."

     DISTRIBUTIONS. Unitholders will receive distributions on a monthly basis. See "Rights of Unitholders -- Distributions of Interest and Principal." Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

     MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Delaware Distributors, L.P. (the "Distributor"), intends to, and the Managing Underwriter may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of a Trust; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Bonds. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units through redemption at prices based upon the bid prices of the underlying Bonds (see "Rights of Unitholders -- Redemption of Units").

     REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into open-end management investment companies advised by the Sponsor or its affiliates, as described herein. See "Rights of Unitholders -- Reinvestment Option."

     RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including, among other factors, the loss of principal and/or interest due to changes in economic conditions, volatile interest rates, early call provisions, lack of liquidity and changing perceptions regarding junk bonds. See "Risk Factors."

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 17

                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
  AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MARCH 19, 1998
                 MANAGING UNDERWRITER: COHIG & ASSOCIATES, INC.
                      SPONSOR: DELAWARE INVESTMENT ADVISERS
                    DISTRIBUTOR: DELAWARE DISTRIBUTORS, L.P.
                       EVALUATOR: MULLER DATA CORPORATION
                        TRUSTEE: THE CHASE MANHATTAN BANK

                                                                                    CORPORATE
                                                                                    HIGH-YIELD
                                                                                     SERIES 3
                                                                                   -----------
Principal Amount (Par Value) of Bonds ........................................     $ 3,925,000
Number of Units ..............................................................         412,251
Fractional Undivided Interest in the Trust per Unit ..........................       1/412,251
Principal Amount (Par Value) of Bonds per Unit (1) ...........................     $     9.521
Public Offering Price:
 Aggregate Offering Price of Bonds in Portfolio ..............................     $ 3,967,924
 Aggregate Offering Price of Bonds per Unit ..................................     $     9.625
 Sales Charge 3.75% (3.896% of the Aggregate Offering
  Price of the Bonds) per Unit (2). ..........................................     $     0.375
Public Offering Price per Unit (2)(3) ........................................     $    10.000
Redemption Price per Unit (3)(4) .............................................     $     9.580
Sponsor's Initial Repurchase Price per Unit ..................................     $     9.625
Excess of Public Offering Price per Unit Over Redemption Price per Unit ......     $     0.420
Excess of Distributor's Initial Repurchase Price per Unit Over
 Redemption Price per Unit ...................................................     $     0.050
Minimum Value of the Trust under which Trust Agreement may be terminated .....     $ 1,570,000
Minimum Principal Distribution per Unit. .....................................     $     0.010
First Settlement Date ......................................... March 24, 1998
Mandatory Termination Date ................................. December 31, 2009
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit. ..................................     $   0.85559
 Less: Estimated Annual Expense per Unit .....................................     $   0.02340
                                                                                   -----------
 Estimated Net Annual Interest Income per Unit ...............................     $   0.83219
Estimated Normal Monthly Distribution per Unit (5) ...........................     $   0.06935
Estimated Daily Rate of Net Interest Accrual per Unit ........................     $   0.00231
Estimated Current Return Based on Public Offering Price (2)(5)(6) ............            8.32%
Estimated Long-Term Return (2)(5)(6) .........................................            8.12%
Initial Distribution (April 15, 1998) ........................................     $   0.01849
Trustee's Initial Annual Fee per $1,000 Principal Amount of Bonds ............     $      1.26
Evaluator's Fee per Evaluation ...............................................     $      8.00
Maximum Annual Supervisory Fee per Unit (7) ..................................     $   0.00300
Estimated Organizational and Offering Expenses per Unit (8) ..................     $   0.06918
Record Dates ......................................... First day of each month
Distribution Dates ............................... Fifteenth day of each month


     Evaluations for purpose of sale, purchase or redemption of Units are made as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time) next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms, there is no guarantee that the value of each Unit at the Trust's termination will be equal to the Principal Amount (Par Value) of Bonds per Unit stated above.

(2) The sales charge is decreased and the Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering -- General."

(3) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Distributor's Repurchase Price per Unit will be determined as described under the caption "Public Offering."

(4)  See "Rights of Unitholders -- Redemption of Units."

(5) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for each Trust are available upon request at no charge from the Sponsor.

(6) See "Estimated Current Return and Estimated Long-Term Return" for information concerning how Estimated Current Return and Estimated Long-Term Return are calculated.

(7) The Supervisory Fee is payable to the Sponsor. In addition, the Sponsor will be reimbursed by the Trust for bookkeeping and administrative expenses currently at a maximum annual rate of $0.001 per Unit.

(8) The Trust (and therefore the Unitholders) will bear all or a portion of its organizational and offering costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolios and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational and offering expenses will be charged off against principal at the end of the initial offering period which is currently expected to be approximately 4-6 months from the Initial Date of Deposit. In order to reimburse the Trustee for organizational and offering costs, the Sponsor may have to sell Securities from the Trust. The sale of Securities will serve to reduce the Principal Amount (Par Value) of Securities per Unit stated above. See "Trust Operating Expenses" and "Statements of Net Assets." Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts.

THE FUND

     GENERAL. The Fund consists of one unit investment trust (the "Trust") which was created under the laws of the State of New York pursuant to a Trust Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, as defined in "Summary of Essential Financial Information," with Delaware Investment Advisers, as Sponsor, Muller Data Corporation, as Evaluator, and The Chase Manhattan Bank, as Trustee.

     On the Initial Date of Deposit, the Sponsor deposited with the Trustee interest-bearing corporate debt obligations of domestic companies (the "Corporate Bonds" or "Bonds") as indicated under "Schedule of Investments" herein, including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Bonds so deposited, delivered to the Sponsor evidences of ownership of the number of Units of the Trust as indicated under "Summary of Essential Financial Information."

     With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in the Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Trust Agreement, may deposit additional Bonds in the Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of the Trust. Any additional Bonds deposited in the Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Bonds in the Trust's portfolio. Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in the Trust.

     Certain of the Bonds in the Trust may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (1) in "The Trust -- Notes to Schedules of Investments." The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein. The Estimated Current Returns set forth under "Summary of Essential Financial Information" would be the returns after the first year assuming the portfolio of the Trust and estimated annual expenses do not vary from that set forth under "Summary of Essential Financial Information." Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other bonds to replace any failed contract, see "Replacement Bonds" below.

     Each Unit initially offered represents the fractional undivided interest in the Trust as indicated under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Managing Underwriter, or until the termination of the Trust Agreement.

     REPLACEMENT BONDS. Because certain of the Bonds in the Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that the Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for the Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Bonds") to make up the original corpus of the Trust.

     The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must satisfy the criteria described below for Bonds originally included in the Trust, (ii) must have a fixed maturity date of at least seven years, but not exceeding the maturity date of the Failed Bonds, (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds, and (iv) shall not be "when, as and if issued" bonds. Whenever a Replacement Bond has been acquired for the Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of the Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

     If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not later than the next Distribution Date following such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond could not be acquired by the Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the Trust.

INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

     The objective of the Trust is to provide a high level of current income through an investment in a fixed portfolio consisting of high-yield, high-risk corporate debt obligations issued after July 18, 1984. The securities included in the Trust are commonly known as "junk bonds" and are subject to greater market fluctuations and potential risk of loss of income and principal than are investments in lower-yielding, higher-rated fixed-income securities. Historically, high-yield bonds have provided greater returns than conventional debt securities, but have also been subject to greater volatility. The securities included in this Trust should be viewed as speculative and an investor should review his or her ability to assume the risks associated with speculative corporate bonds. The payment of income is dependent upon the continuing ability of the issuers and/or obligors of the Bonds to meet their respective obligations. There is, of course, no guarantee that the Trust's objective will be achieved.

     The Sponsor of the Trust selected the Bonds for the portfolio after considering the Trust's investment objective as well as the credit quality of the individual Bonds selected for the Trust. The following facts, among others, were also considered: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unitholders of the Trust; (e) whether the Bonds were issued after July 18, 1984; and (f) the stated maturity of the Bonds.

     As of the Initial Date of Deposit, all of the Bonds in the Trust were rated "B-" or better by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's") or Fitch Investors Service, L.P. ("Fitch"). See "Description of Bond Ratings" and "Corporate High Yield Series 3 -- Schedule of Investments." Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such an event may be considered in the Sponsor's determination to direct the Trustee to dispose of such Bond. See "Trust Administration -- Portfolio Administration."

     To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Trust. The outcome of litigation of such nature can never be entirely predicted. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.

THE TRUST

CORPORATE HIGH YIELD SERIES 3

     GENERAL. Corporate High Yield Series 3 consists of thirteen domestic Corporate Bonds. Eighty four percent of the principal amount of the Bonds in the Trust were purchased at a premium over par value. All of the Bonds are subject to optional call or redemption provisions within five years from the Initial Date of Deposit. See "Notes to Schedule of Investments" for additional information on redemption provisions. The Bonds are divided by type (and percentage of principal amount of the Trust) as set forth in the following table:

            TYPE                                PORTFOLIO PERCENTAGE
            ----                                --------------------
            Commercial Aircraft .............              8%
            Wholesale Foods .................              8%
            Retail Drug Stores ..............              8%
            Government Contracting ..........              8%
            Consumer Durables ...............             15%
            Health Care .....................              8%
            Shipping ........................             15%
            Consumer Non-Durables ...........              8%
            Technology Services .............              8%
            Specialty Chemicals .............              7%
            Natural Resources ...............              7%

                         REPORT OF INDEPENDENT AUDITORS


     TO THE SPONSOR, TRUSTEE AND THE UNITHOLDERS OF DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 17:

     We have audited the accompanying statement of net assets, including the schedule of investments, of Delaware Investments Unit Investment Trust, Series 17 (Corporate High Yield Series 3), as of the opening of business on March 19, 1998. The statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on the statement of net assets based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by the Trustee and deposited in the Trust on March 19, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Delaware Investments Unit Investment Trust, Series 17 (Corporate High Yield Series 3), at the opening of business on March 19, 1998, in conformity with generally accepted accounting principles.



                                          Ernst & Young LLP

Philadelphia, Pennsylvania
March 19, 1998

              DELAWARE INVESTMENTS UNIT INVESTMENT TRUST, SERIES 17
                             STATEMENT OF NET ASSETS

                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                                                                  CORPORATE
                                                                  HIGH YIELD
                                                                   SERIES 3
                                                                 -----------

Contracts to purchase securities (1) ........................    $3,967,924
Accrued interest on underlying securities (1)(2) ............        59,457
Organizational and offering costs (3) .......................        28,520
                                                                 ----------
Total Assets ................................................    $4,055,901
Less: distributions payable (2) .............................        59,457
Less: accrued organizational and offering costs (3) .........        28,520
                                                                 ----------
Net Assets ..................................................    $3,967,924
                                                                 ==========
Net Assets Represented By:
 Interest of Unitholders --
  Units of fractional undivided interest
  outstanding: (412,251 Units)
Cost to investors (4) .......................................    $4,122,510
Less: Gross underwriting commission (4) .....................       154,586
                                                                 ----------
Net Assets (4) ..............................................    $3,967,924
                                                                 ==========

------------------
(1) The aggregate value of the Bonds listed under "Schedule of Investments" for the Trust herein and their cost to such Trust are the same. The value of the Bonds is determined by Muller Data Corporation on the bases set forth under "Public Offering -- Offering Price." The contracts to purchase Bonds are collateralized by an irrevocable letter of credit which has been deposited with the Trustee in and for the following amounts:


                                                                    PRINCIPAL       OFFERING
                                                                    AMOUNT OF        PRICE OF      ACCRUED INTEREST
                                                  AMOUNT OF        BONDS UNDER     BONDS UNDER       TO EXPECTED
                                              LETTER OF CREDIT      CONTRACTS       CONTRACTS       DELIVERY DATES
                                              ----------------     -----------     -----------     ----------------
     Corporate High Yield Series 3 .........     $ 4,000,000       $3,925,000       $3,967,924          $55,606


(2) The Trustee will advance the amount of accrued interest as of March 24, 1998 (the "First Settlement Date"), and all accrued interest to the First Settlement Date will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date.

(3) The Trust (and therefore Unitholders) will bear all or a portion of their organizational and offering costs, which will be deferred and charged off against principal at the end of the initial offering period.

(4) The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public Offering -- Offering Price" and "Public Offering -- Sponsor and Underwriter Compensation" and assume all single transactions involve less than $100,000. For single transactions involving $100,000 or more, the sales charge is reduced (see "Public Offering -- General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net Assets remains unchanged.

                          CORPORATE HIGH YIELD SERIES 3

                             SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MARCH 19, 1998

                    NAME OF ISSUER, TITLE, INTEREST RATE AND         MOODY'S/
  AGGREGATE          MATURITY DATE OF EITHER BONDS DEPOSITED            S&P          REDEMPTION       OFFERING PRICE
  PRINCIPAL              OR BONDS CONTRACTED FOR (1)(5)             RATING (2)     PROVISIONS (3)      TO TRUST (4)
 -----------    -----------------------------------------------    -----------    ----------------    --------------
 $  300,000     BE Aerospace, Senior Subordinated Notes,           B1/B           2003 @ 104            $  300,000
                8.00%, Due 03/01/2008

 $  300,000     Di Giorgio Corporation, Senior Notes,              B3/B           2002 @ 105               300,582
                10.00%, Due 06/15/2007

 $  300,000     Duane Reade, Inc., Senior Subordinated             B3/B-          2003 @ 104.625           306,000
                Notes, 9.25%, Due 02/15/2008

 $  300,000     DynCorp, Senior Subordinated Notes, 9.50%,         B2/B           2002 @ 104.75            310,305
                Due 03/01/2007

 $  300,000     Fisher Scientific International, Inc., Senior      B3/B-          2003 @ 104.5             305,250
                Subordinated Notes, 9.00%, Due 02/01/2008

 $  300,000     Furon, Senior Subordinated Notes, 8.125%,          B1/B+          2003 @ 104.063           304,500
                Due 03/01/2008

 $  300,000     Galey & Lord, Inc., Senior Subordinated            B3/B           2003 @ 104.563           304,500
                Notes, 9.125%, Due 03/01/2008

 $  300,000     Huntsman Packaging Corporation, Senior             B2/B           2002 @ 104.56            307,287
                Subordinated Notes, 9.125%, Due 10/01/2007

 $  325,000     Hvide Marine Incorporated, Senior Notes,           B1/BB          2003 @ 104.188           320,125
                8.375%, Due 02/15/2008

 $  300,000     International Logistics Limited, Senior Notes,     B1/B+          2002 @ 104.875           303,000
                9.75%, Due 10/15/2007

 $  300,000     Nebraska Book Company, Inc., Senior                B3/B-          2003 @ 104.375           299,250
                Subordinated Notes, 8.75%, Due 02/15/2008

 $  300,000     Oshkosh Truck Corporation, Senior                  B3/B           2003 @ 104.375           303,000
                Subordinated Notes, 8.75%, Due 03/01/2008

 $  300,000     Wainoco Oil Corporation, Senior Notes,             B1/B           2002 @ 104.563           304,125
                9.125%, Due 02/15/2006

 ----------                                                                                             ----------

 $3,925,000                                                                                             $3,967,924
 ==========                                                                                             ==========


For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 11.

                        NOTES TO SCHEDULE OF INVESTMENTS

                      AS OF THE OPENING OF BUSINESS ON THE
                     INITIAL DATE OF DEPOSIT: MARCH 19, 1998

     1. Certain Bonds are represented by "regular way" contracts for the performance of which an irrevocable letter of credit, obtained from a financial institution unaffiliated with the Sponsor, has been deposited with the Trustee. The Sponsor has assigned to the Trustee all of its right, title and interest in and to such Bonds. Contracts to acquire Bonds were entered into on March 16, 1998. These Bonds have an expected settlement date on March 20, 1998 (see "The Fund").

     2. Such ratings were obtained from a corporate bond reporting service.

     3. There is shown under this heading the year in which each issue of the Bonds is initially or currently callable and the call price for that year. Each issue of the Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. Redemption pursuant to call provisions generally will occur at times when the redeemed obligations have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past, and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Risk Factors -- Redemptions of Bonds." To the extent that the Bonds were deposited in the Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return."

     4. Evaluation of Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units and secondary market sales (see "Public Offering -- Offering Price").

     5. Other information regarding the Bonds in the Trust, as of the opening of business on the Initial Date of Deposit, is as follows:

                                                                                  ANNUAL           BID SIDE
                                             COST TO       PROFIT (LOSS)     INTEREST INCOME      EVALUATION
TRUST                                        SPONSOR        TO SPONSOR           TO TRUST          OF BONDS
-----                                      ----------      -------------     ---------------     -----------
Corporate High Yield Series 3 .........    $3,970,188        $ (2,264)           $352,719        $3,948,299


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in the portfolio. On the opening of business on the Initial Date of Deposit, the offering side evaluation of the Bonds in the Trust was higher than the bid side evaluation of such Bonds by .50%.

RISK FACTORS

     GENERAL. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high-yield, high-risk," fixed rate, domestic corporate debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally. Bonds such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decreases values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     "High-yield" or "junk" bonds, the generic names for corporate bonds rated below "BBB" by Standard & Poor's or Fitch, or below "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed, or by highly leveraged companies purchased in leveraged buyout transactions. Obligations that are rated lower than BBB by Standard & Poor's or Fitch, or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Description of Bond Ratings" for a description of speculative ratings issued by Standard & Poor's, Moody's and Fitch. The market for high-yield bonds is very specialized and investors in it have been predominantly financial institutions. High-yield, high-risk bonds are generally not listed on a national securities exchange. Trading of high-yield, high-risk bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high-yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. Not all dealers maintain markets in all high-yield, high-risk bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high-yield, high-risk bonds than it is for investment grade bonds. The price at which the Bonds may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation. See "Trust Administration -- Amendment or Termination."

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Bond is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the Bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high-yield, high-risk, fixed-income securities tend to reflect short-term credit developments to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk bonds are also affected by variables such as interest rates, inflation rates and the real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

     The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by the Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High-yield, high-risk bonds are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     Certain of the Bonds in the Trust may have been acquired at a market discount from par value. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than Bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than Bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of interest income than a comparable bond newly issued at current market rates. See "Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor, the Distributor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

     Certain of the Bonds in the Trust may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status." The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

     Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (i) not paying interest on a semi-annual basis and (ii) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond. See "The Trust -- Notes to Schedule of Investments."

     Certain of the Bonds in the Trust may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trust were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than Bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce estimated net annual unit income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the Trust. Although the actual impact of any such redemptions that may occur will depend upon the specific Bonds that are redeemed, it can be anticipated that the estimated net annual unit income will be significantly reduced after the dates on which such Bonds are eligible for redemption. The Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of the Trust or in case the Trust is terminated. See "Trust Administration -- Portfolio Administration" and "Trust Administration -- Amendment or Termination." See "The Trust -- Schedule of Investments" for the Trust for the earliest scheduled call date and the initial redemption price for each Bond.

     An investment in Units of the Trusts should be made with an understanding of the interest rate risk associated with such an investment. Generally, bond prices (and therefore Unit prices) will move inversely with interest rates, and bonds (Trusts) with longer maturities are likely to exhibit greater fluctuations in market value, all other things being equal, than bonds (Trusts) with shorter maturities.

     REDEMPTION OF BONDS. Certain of the Bonds in the Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also affect the current return on Units of the Trust involved. The Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "The Trust -- Schedule of Investments."

ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

     As of the opening of business on the Initial Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information." The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in the Trust and (ii) takes into account a compounding factor and the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only net annual interest income and Public Offering Price.

     In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in the Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (i) the amounts paid by Unitholders and (ii) the amounts which will be made available through cash furnished by the Sponsor on the Initial Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made.

TRUST OPERATING EXPENSES

     COMPENSATION OF SPONSOR. Delaware Investment Advisers, which acts as Sponsor, will receive a fee for providing portfolio supervision services in amounts set forth under "Summary of Essential Financial Information." Such charges will be payable in monthly installments based on the number of Units outstanding on the first day of each month of each year. The Sponsor will also be reimbursed for bookkeeping and administrative services in amounts as set forth under "Summary of Essential Information." With respect to the fees payable to the Sponsor for providing portfolio supervision and bookkeeping and other administrative services to the Trust, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount paid to the Sponsor for providing such services rendered to all unit investment trusts sponsored by Delaware Investment Advisers in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. The foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. An affiliate of the Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the Sponsor and the Underwriters may realize profits (or the Sponsor may realize losses) in connection with the deposit of the Bonds as described under "Public Offering -- Sponsor and Underwriter Compensation."

     EVALUATOR'S FEE. For its services, the Evaluator will receive a fee as set forth under "Summary of Essential Financial Information." The Evaluator's fees are payable in monthly installments and would be based on the number of evaluations made. The Evaluator's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category.

     TRUSTEE'S FEE. For its services, the Trustee will receive an annual fee as set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments (based on the outstanding principal amount of Bonds in the Trust as of the first day of each month of each year) on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to the Trust to meet scheduled distributions) and may be further increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders -- Reports Provided" and "Trust Administration."

     MISCELLANEOUS EXPENSES. Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by each Trust and charged off against principal at the end of the initial offering period. The following additional charges are or may be incurred by the Trusts: (i) fees of the Trustee for extraordinary services, (ii) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (iii) various governmental charges, (iv) expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of Unitholders, (v) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without gross negligence, bad faith or willful misconduct on its part, (vi) any special custodial fees payable in connection with the sale of any of the Bonds in the Trust and (vii) expenditures incurred in contacting Unitholders upon termination of the Trust.

     The fees and expenses set forth herein are payable out of the Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Bonds to pay such amounts.


TAX STATUS

     For purposes of the following discussion and opinion, it is assumed that the Bonds are debt for Federal income tax purposes.

     In the opinion of Chapman and Cutler, Counsel for the Sponsor, under existing law:

          (1) The Trust is not an association taxable as a corporation for Federal income tax purposes.

          (2) Each Unitholder of the Trust is considered to be the owner of a pro rata portion of each of the Trust assets under subpart E, subchapter J of chapter 1 of the Internal Revenue Code of 1986 (hereinafter the "CODE"). Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is considered to be received by the Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Bonds held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

          (3) Each Unitholder will have a taxable event when a Bond of the Trust is disposed of (whether by sale, liquidation, redemption, or payment at maturity or otherwise), or when the Unitholder redeems or sells his Units. The Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust's assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the sellers) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. It should be noted that certain legislative proposals have been made which could affect the calculation of basis for Unitholders holding securities that are substantially identical to the Bonds. Unitholders should consult their own tax advisors with respect to the calculation of basis. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, exchange, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the

     Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of original issue discount in this case is generally the difference between the Bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of his daily portions of original issue discount as such original issue discount accrues and will in general be subject to Federal income tax with respect to the total amount of such original issue discount that accrues for such year even though the income is not distributed to the Unitholders during such year, to the extent it is not less than a "de minimis" amount, such discount shall be treated as zero. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

     Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by the Unitholder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses may be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income (similar limitations also apply to estates and trusts). Unitholders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

     If a Unitholder's tax basis of his pro rata portion in any Bonds held by the Trust exceeds the amount payable by the issuer of the Bonds with respect to such pro rata interest upon maturity of the Bond, such excess would be considered premium which may be amortized by the Unitholder at the Unit holder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisers regarding whether such election should be made and the manner of amortizing premium.

     Certain of the Bonds in the Trust may have been acquired with "original issue discount." In the case of any Bonds in the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

     Special original issue discount rules apply if the purchase price of the Bond by the Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "ADJUSTED ISSUE PRICE"). Similarly, these special rules would apply to a Unit holder if the tax basis of his pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unit holders should also consult their tax advisers regarding these special rules.

     It is possible that a Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (E.G., dividends) for purposes of the dividends-received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

     If a Unitholder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight-line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their tax advisers regarding whether an election should be made and as to the amount of market discount which accrues.

     Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expenses incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

     The tax basis of a Unitholder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Bonds held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.

     A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor (subject to various non-recognition provisions of the Code). As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. The holding period for any capital gain or loss arising from the disposition of a Bond by the Trust or the disposition of Units by a Unitholder will be determined by the period of time the Unitholder held his or her Unit and the period of time the Trust held the Bond. The Taxpayer Relief Act of 1997 (the "1997 ACT") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending May 6, 1997. In addition, it should be noted that various legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxes.

     The 1997 Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

     In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing taxable gain when his Units are redeemed for an amount equal to or less than his original cost.

     If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets, including his pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

     A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States Federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Bond or the sale of his Units PROVIDED that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), and the Bond is issued after July 18, 1984, then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond, (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units.

     It should be noted that certain provisions of the Code eliminate the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

     Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder, including amounts received upon the redemption of the Units will be subject to back-up withholding.

     In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trust for New York tax matters, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

     The foregoing discussion relates only to United States Federal and New York State and City income taxes; Unitholders may be subject to foreign, state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

PUBLIC OFFERING

     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Bonds in the Trust and includes a sales charge of 3.75% of the Public Offering Price (3.896% of the aggregate offering price of the Bonds) plus any accrued interest. In the secondary market the Public Offering Price is based on the bid prices of the Bonds in the Trust and includes a sales charge of 4.5% of the Public Offering Price (4.712% of the aggregate bid price of the Bonds) plus any accrued interest. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced by a discount on a graduated basis to any person acquiring $100,000 or more as follows (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

            AGGREGATE DOLLAR VALUE               REDUCTION AS A
            OF UNITS PURCHASED             PERCENT OF OFFERING PRICE
            ----------------------------   -------------------------
            $100,000 - 249,999 .........            0.15%
            $250,000 - 499,999 .........            0.25%
            $500,000 - 999,999 .........            0.45%
            $1,000,000 or more .........            0.75%

     Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer. In addition, Unitholders who, during the offering period, cumulatively purchase a sufficient number of Units of a Trust to qualify for a reduced sales charge will receive such reduction retroactively upon reaching the appropriate level. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. Investors may use the redemption or termination proceeds they have received from other unit investment trusts sponsored by the Sponsor to purchase Units of a Trust without a sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its affiliates, Underwriters and broker/dealers may purchase Units of the Trust without a sales charge in both the initial and secondary offering periods.

     Investors who purchase Units through registered broker/dealers who charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed may purchase Units in the initial and secondary offering periods at the Public Offering Price less the concession the Distributor typically would allow such broker/dealer. See "Public Offering -- Unit Distribution."

     ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

     In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders -- Distributions of Interest and Principal."

     Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by the Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

     OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Bonds in the Trust.

     As indicated above, the price of the Units as of the opening of business on the Initial Date of Deposit was determined by adding to the determination of the aggregate offering price of the Bonds an amount equal to 3.896% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 3.75% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Bonds in each Trust prepared by Muller Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Initial Date of Deposit, during the initial offering period, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time) on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Distributor or any Underwriter or dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.
For secondary market sales the Public Offering

Price per Unit will be equal to the aggregate bid price of the Bonds in a Trust plus the secondary market sales charge. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of the close of trading on the New York Stock Exchange on days on which the New York Stock Exchange is open for each day on which any Unit of a Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of the close of trading on the New York Stock Exchange on such other days as may be necessary.

     The aggregate price of the Bonds in the Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (i) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(ii) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (iii) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (iv) by any combination of the above.

     The initial or primary Public Offering Price of the Units and the Distributor's Initial Repurchase Price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in the Trust plus the applicable sales charge plus accrued interest. The offering price of Bonds in the Trust may be expected to range from 1-3% more than the bid price of such Bonds. On the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust were higher than the bid side evaluation of such Bonds by the amount indicated under footnote (5) in "The Trust -- Notes to Schedule of Investments."

     Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates, if any are requested in writing, representing Units so ordered will be made as soon as possible following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Distributor prior to the date of settlement for the purchase of Units may be used in the Distributor's business and may be deemed to be a benefit to the Distributor, subject to the limitations of the Securities Exchange Act of 1934.

     UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by the Managing Underwriter, Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above. Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

     The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $0.25 per Unit and in the secondary market equal to 3.0% of the Public Offering Price per Unit. In addition, broker-dealers or others who sell, within five business days of the Trust's Initial Date of Deposit, that amount necessary to qualify for the Underwriter Concession set forth under "Sponsor and Underwriter Compensation" below will be allowed the concession set forth in such section on all sales during such period. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concessions referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concessions for purchases made from the Distributor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concessions as contained in the following table:

            AGGREGATE DOLLAR VALUE             TOTAL CONCESSION
            OF UNITS PURCHASED                     PER UNIT
            -------------------------------    ----------------
            $100,000 - $249,999 ...........        $  .24
            $250,000 - $499,999 ...........           .23
            $500,000 - $999,999 ...........           .22
            $1,000,000 or more ............           .20

     The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting." To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of $1,000.

     SPONSOR AND UNDERWRITER COMPENSATION. The gross sales commission through the initial or primary distribution of Units will equal 3.75% of the Public Offering Price of the Units (3.896% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above. The Underwriters will acquire Units from the Distributor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

              AGGREGATE DOLLAR VALUE             TOTAL UNDERWRITER
              OF UNITS UNDERWRITTEN             CONCESSION PER UNIT*
              -------------------------------   --------------------
              $100,000 - $249,999 ...........        $  .27
              $250,000 - $499,999 ...........           .28
              $500,000 - $999,999 ...........           .29
              $1,000,000 or more ............           .30


------------------
*The Managing Underwriter will receive a Total Underwriter Concession of $.32 per Unit for Aggregate Dollar Value of Units Underwritten of $1,500,000 or more.

     Broker-dealers and other financial institutions purchasing Units from the Distributor during the first week after the Initial Date of Deposit may also receive the concession described above according to the schedule above describing Underwriter compensation. In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to the Trust (which is based on the determination of the aggregate offering price of the Bonds in such Trust on the Initial Date of Deposit as prepared by Muller Data Corporation). See "Underwriting" and "The Trust -- Schedule of Investments." Neither the Sponsor, the Distributor nor their affiliates have participated as sole underwriter or as a manager or as a member of an underwriting syndicate from which the Bonds in the portfolio of the Trust were acquired. An Underwriter may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in the Trust after the Initial Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriter.

     As stated under "Public Market" below, the Distributor (an affiliate of the Sponsor) intends to, and the Managing Underwriter may, maintain a secondary market for the Units of the Fund. In so maintaining a market, the Distributor or the Managing Underwriter will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in the Trust and includes a sales charge). In addition, the Distributor or the Managing Underwriter will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

     PUBLIC MARKET. During the initial public offering period, the Distributor and/or the Managing Underwriter intends to offer to purchase Units at a price based on the aggregate offering price per Unit of the Bonds in the Trust plus accrued interest to the date of settlement. Afterward, although they are not obligated to do so, the Distributor intends to, and the Managing Underwriter may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at the bid price of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor and/or the Managing Underwriter may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Bonds in the portfolio and any accrued interest. The aggregate bid prices of the underlying Bonds in the Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders -- Redemption of Units." A UNITHOLDER WHO WISHES TO DISPOSE OF HIS UNITS SHOULD INQUIRE OF HIS BROKER AS TO CURRENT MARKET PRICES IN ORDER TO DETERMINE WHETHER THERE IS IN EXISTENCE ANY PRICE IN EXCESS OF THE REDEMPTION PRICE AND, IF SO, THE AMOUNT THEREOF.

RIGHTS OF UNITHOLDERS

     OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

     Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

     Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trust, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, is credited by the Trustee to the Interest Account of the Trust. Other receipts are credited to the Principal Account of the Trust. Interest received by the Trust after deduction of amounts sufficient to reimburse the Trustee for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering -- Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed as of the applicable record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Bonds after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $0.01 per Unit.

     The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to one twelfth of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses. Because interest payments are not received by the Trust at a constant rate throughout the year, such interest distribution may be more or less that the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

     As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges or extraordinary charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemption of Units by the Trustee.

     REINVESTMENT OPTION. Unitholders of the Trust may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any mutual fund in the Delaware Investments Mutual Funds which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

     Each Reinvestment Fund has investment objectives which differ from those of the Trust. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder should obtain a prospectus for the respective Reinvestment Fund by writing to Delaware Distributors, L.P. at 1818 Market Street, Philadelphia, Pennsylvania 19103 or by phone at 800-362-7500.

     After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the next end of a "business day" as defined in the Reinvestment Fund's prospectus.

     Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

     A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

     REPORTS PROVIDED. The Trustee shall furnish Unitholders of the Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of the Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of the Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of the Trust upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of the Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Bonds), deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, deductions for payment of applicable taxes, fees and expenses of such Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

     In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in the Trust furnished to it by the Evaluator.

     REDEMPTION OF UNITS. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, at its unit investment trust office, The Chase Manhattan Bank, Bowling Green Station, P.O. Box 5185, New York, New York 10274-5185 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the STAMP or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers. The Trustee's toll-free number for customer assistance is 1-800-428-8890, available 9:00 a.m. to 5:00 p.m. EST any business day.

     Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date"). Such redemption shall be made by payment of cash, equivalent to the Redemption Price for such Trust, determined as set forth below as of the evaluation time stated under "Summary of Essential Financial Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Bonds in the Trust at the time of redemption.

     Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

     Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds in order to make funds available for redemption. Units so redeemed shall be cancelled.

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in the Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Bonds, as of the close of trading on the New York Stock Exchange on days of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Bonds and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Bonds in the Trust) by the amount shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Bonds in such Trust based on the bid prices of the Bonds (including "when issued" contracts, if any) and
(iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Bonds in the Trust by employing any of the methods set forth in "Public Offering -- Offering Price."

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units so redeemed. As stated above, the Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size of the Trust will be, and the diversity may be, reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds in the Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

TRUST ADMINISTRATION

     DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any tender of Units for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the date of such notification and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Distributor may be tendered to the Trustee for redemption as any other Units.

     The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

     PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor, in designating such Bonds, will consider a variety of factors, including (i) interest rates, (ii) market value and (iii) marketability. The Sponsor may direct the Trustee to dispose of Bonds in the event there is a decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders.

     The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(i) the issuer is in default with respect to such Bond or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "The Fund -- Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any obligations other than the Bonds initially deposited is not permitted.

     If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

     AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (i) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (ii) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Bonds initially deposited in the Trust, except for the substitution of certain refunding obligations for such Bonds, for Replacement Bonds and for subsequent deposits (see "The Fund"). In the event of any amendment requiring the consent of Unitholders, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

     The Trust may be terminated at any time by consent of Unitholders representing 66-2/3% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than the minimum value indicated under "Summary of Essential Financial Information." The Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the underwriters, including the Distributor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If the Trust is liquidated because of the redemption of unsold Units by the Underwriter, the Distributor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

     The Trust Agreement provides that the Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of the Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates, if any were issued, for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Bonds then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his or her share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

     LIMITATION ON LIABILITIES. The Sponsor, the Evaluator, the Distributor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties thereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

     The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

     The Trustee, Sponsor, Distributor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Distributor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

     MANAGING UNDERWRITER. Cohig & Associates, Inc. is a privately owned, full-service brokerage firm, organized in 1985 and specializing in investment counsel for individuals and small institutions and also in providing capital for emerging-growth companies.

     The Managing Underwriter's Research Department supports the firm's account executives and investment banking customers with in-depth research and analysis on emerging-growth companies and special situations.

     In addition to periodic underwritings, Cohig & Associates, Inc. provides its clients with a traditional range of investment products and services, including listed and OTC stocks, municipal, corporate and government bonds, mutual funds and retirement accounts. The Managing Underwriter's account executives strive to create portfolios that balance prudence and capital preservation with opportunities for the kind of dramatic upside moves that build wealth.

     SPONSOR. Delaware Investment Advisers is the Sponsor of the Fund and Delaware Distributors, L.P. is the primary Distributor of Fund Units. Both the Sponsor and Distributor are indirect, wholly owned subsidiaries of Lincoln National Corporation ("LNC"). LNC, headquartered in Fort Wayne, Indiana, owns and operates insurance and investment management businesses, including Delaware Management Holdings, Inc. ("DMH"). Affiliates of DMH serve as adviser, distributor and transfer agent for the Delaware Investments Mutual Funds.

     As of February 28, 1998, affiliates of DMH, including the Sponsor, had assets under management of approximately $43 billion in mutual fund and institutional accounts, and served as investment adviser to over 100 mutual fund portfolios. The principal business address for the Sponsor is One Commerce Square, Philadelphia, Pennsylvania 19103; the principal business address for the Distributor is 1818 Market Street, Philadelphia, Pennsylvania 19103. (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

     EVALUATOR. Muller Data Corporation serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder.

     TRUSTEE. The Trustee, The Chase Manhattan Bank, is a trust company specializing in investment related services, organized and existing under the laws of New York, having its unit investment trust office at 4 New York Plaza, New York, New York 10004-2413. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolio of the Trust.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Trust to, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders -- Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trust.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States or any State, be authorized to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

UNDERWRITING

     The Underwriters named below have severally purchased Units in the following respective amounts from the Distributor.

                                                                              CORPORATE
                                                                              HIGH YIELD
                    NAME                                 ADDRESS               SERIES 3
       ----------------------------------   ------------------------------    ----------
       MANAGING UNDERWRITER
       Cohig & Associates, Inc.             6300 South Syracuse Way             25,000
                                            Suite 430
                                            Englewood, CO 80274

       UNDERWRITERS
       Delaware Distributors, L.P.          1818 Market Street                 332,251
                                            Philadelphia, PA 19103

       Advest, Inc.                         90 State House Square               10,000
                                            UIT Dept. - 6th Floor
                                            Hartford, CT 06103

       Dougherty/Summit Securities, LLC     90 South 7th Street, 44th Floor     25,000
                                            Minneapolis, MN 55402

       Fahnestock, Inc.                     125 Broad Street, 15th Floor        10,000
                                            New York, NY 10005

       PrimeVest Financial Services, Inc.   400 First Street South              10,000
                                            St. Cloud, MN 56301
                                                                               -------
                                                                               412,251
                                                                               =======

     Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering -- Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Distributor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

     At various times the Distributor may implement programs under which the sales forces of the Underwriter, brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Distributor will reallow to any such Underwriter, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Distributor, or participate in sales programs sponsored by the Distributor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Distributor in its discretion may from time to time pursuant to objective criteria established by the Distributor pay fees to the Underwriter, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Distributor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold.

OTHER MATTERS

     LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and state tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn will act as counsel for the Trustee and as special New York tax counsel for the Trust.

     INDEPENDENT AUDITORS. The statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

DESCRIPTION OF BOND RATINGS*

     STANDARD & POOR'S. A brief description of the applicable Standard & Poor's rating symbols and their meanings follows:

     A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

     The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

          I. Likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

         II. Nature of and provisions of the obligation;

        III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

     AAA - Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

     AA - Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

     A - Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.


------------------
*As published by the ratings companies.

     BBB - Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

     BB, B, CCC, CC - Debt rated BB, B, CCC and CC is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and CC the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposure to adverse conditions.

     Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his/her own judgment with respect to such likelihood and risk.

     Credit Watch: Credit Watch highlights potential changes in ratings of bonds and other fixed income securities. It focuses on events and trends which place companies and government units under special surveillance by S&P's 180-member analytical staff. These may include mergers, voter referendums, actions by regulatory authorities, or developments gleaned from analytical reviews. Unless otherwise noted, a rating decision will be made within 90 days. Issues appear on Credit Watch where an event, situation, or deviation from trends occurred and needs to be evaluated as to its impact on credit ratings. A listing, however, does not mean a rating change is inevitable. Since S&P continuously monitors all of its ratings, Credit Watch is not intended to include all issues under review. Thus, rating changes will occur without issues appearing on Credit Watch.

     MOODY'S. A brief description of the applicable Moody's rating symbols and their meanings follows:

     Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

     Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     A 1 and Baa 1 - Bonds which are rated A 1 and Baa 1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the market place.

     Baa - Bonds which are rated Baa are considered as medium grade obligations; I.E., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations will move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

     Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con.(---) - Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

     FITCH INVESTORS SERVICE, L.P. A brief description of the applicable Fitch rating symbols and their meanings follows:

     AAA - These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

     AA - These bonds are considered to be investment grade and of high quality. The obligor's ability to pay interest and repay principal, which is very strong, is somewhat less than for AAA-rated securities or more subject to possible change over the term of the issue.

     A - These bonds are considered to be investment grade and of good quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

     BBB - These bonds are considered to be investment grade and of satisfactory quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to weaken this ability than bonds with higher ratings.

     BB - These bonds are considered speculative and of low investment grade. The obligor's ability to pay interest and repay principal is not strong and is considered likely to be affected over time by adverse economic changes.

     B - These bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligors ability to pay interest over the life of the issue and repay principal when due.

A "+" or a "-" sign after a rating symbol indicates relative standing in its rating.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


--------------------------------------------------------------------------------

TABLE OF CONTENTS

TITLE                                     PAGE
-----                                     ----
SUMMARY OF ESSENTIAL FINANCIAL
  INFORMATION ..........................    3
THE FUND ...............................    5
INVESTMENT OBJECTIVES AND
  PORTFOLIO SELECTION ..................    6
THE TRUST ..............................    7
REPORT OF INDEPENDENT AUDITORS .........    8
STATEMENT OF NET ASSETS ................    9
RISK FACTORS ...........................   12
ESTIMATED CURRENT RETURN AND
  ESTIMATED LONG-TERM RETURN ...........   15
TRUST OPERATING EXPENSES ...............   16
TAX STATUS .............................   17
PUBLIC OFFERING ........................   21
RIGHTS OF UNITHOLDERS ..................   25
TRUST ADMINISTRATION ...................   29
UNDERWRITING ...........................   33
OTHER MATTERS ..........................   34
DESCRIPTION OF BOND RATINGS ............   34

--------------------------------------------------------------------------------


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.


UIT-F117 3/98



                               P R O S P E C T U S

--------------------------------------------------------------------------------

                                 March 19, 1998







                              DELAWARE INVESTMENTS
                             UNIT INVESTMENT TRUST,
                                    SERIES 17
                              CORPORATE HIGH YIELD
                                    SERIES 3







================================================================================

                          DELAWARE INVESTMENT ADVISERS
                               ONE COMMERCE SQUARE
                        PHILADELPHIA, PENNSYLVANIA 19103





                         PLEASE RETAIN THIS PROSPECTUS
                             FOR FUTURE REFERENCE.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.


--------------------------------------------------------------------------------

TABLE OF CONTENTS

TITLE                                     PAGE
-----                                     ----
SUMMARY OF ESSENTIAL FINANCIAL
  INFORMATION ..........................    3
THE FUND ...............................    5
INVESTMENT OBJECTIVES AND
  PORTFOLIO SELECTION ..................    6
THE TRUST ..............................    7
REPORT OF INDEPENDENT AUDITORS .........    8
STATEMENT OF NET ASSETS ................    9
RISK FACTORS ...........................   12
ESTIMATED CURRENT RETURN AND
  ESTIMATED LONG-TERM RETURN ...........   15
TRUST OPERATING EXPENSES ...............   16
TAX STATUS .............................   17
PUBLIC OFFERING ........................   21
RIGHTS OF UNITHOLDERS ..................   25
TRUST ADMINISTRATION ...................   29
UNDERWRITING ...........................   33
OTHER MATTERS ..........................   34
DESCRIPTION OF BOND RATINGS ............   34

--------------------------------------------------------------------------------


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.



                               P R O S P E C T U S

--------------------------------------------------------------------------------

                                 March 19, 1998







                              DELAWARE INVESTMENTS
                             UNIT INVESTMENT TRUST,
                                    SERIES 17
                              CORPORATE HIGH YIELD
                                    SERIES 3







================================================================================

                            COHIG & ASSOCIATES, INC.
                       6300 SOUTH SYRACUSE WAY, SUITE 430
                               ENGLEWOOD, CO 80111





                          PLEASE RETAIN THIS PROSPECTUS
                              FOR FUTURE REFERENCE.

                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:
              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:

1.1 Standard Terms and Conditions of Trust - Delaware-Voyageur Unit Investment Trust Series 10 and certain Subsequent Series, dated May 22, 1997 among Voyageur Fund Managers, Inc. as Sponsor, Muller Data Corporation, as Evaluator and The Chase Manhattan Bank, as Trustee (incorporated by reference to Amendment No. 1 to Form S-6 (File No. 333-26193) filed on behalf of Delaware-Voyageur Unit Investment Trust, Series 10).

1.2 Form of Trust Indenture and Agreement for Delaware Investments Unit Investment Trust, Series 17.

1.3 Copy of Deed of Business Trust and Certificate of Trust for Delaware Management Business Trust.

1.4      Copy of Declaration of Series of Delaware Management Business Trust.

1.5      By-Laws of Delaware Management Business Trust.

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus.

3.2 Opinion of counsel as to Federal income tax status of the securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4      Opinion of counsel as to advancement of funds by Trustee.

4.       Not applicable.

5. Financial Data Schedules filed hereto electronically as Exhibit(s) 27 pursuant to Rule 401 of Regulation S-T.

6.       Written Consents.
             (a) Consent of Muller Data Corporation.
             (b) Consent of Ernst & Young LLP.

                                   SIGNATURES

         The Registrant, Delaware Investments Unit Investment Trust, Series 17, hereby identifies Delaware-Voyageur Unit Investment Trust, Series 10, for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Securities and Exchange Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Delaware Investments Unit Investment Trust, Series 17, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia and State of Pennsylvania on the 19th day of March, 1998.

                                   DELAWARE INVESTMENTS UNIT
                                     INVESTMENT TRUST, SERIES 17
                                       (Registrant)

                                   By: Delaware Investments Advisers
                                        (Depositor), a series of Delaware
                                       Management Business Trust

                                   By:            Wayne A. Stork
                                       -----------------------------------------
                                       Chairman of the Board of Trustees of
                                       Delaware Management Business Trust;
                                       Chief Executive Officer and Chief
                                       Investment Officer of Delaware Investment
                                       Advisers


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on March 19, 1998.

     SIGNATURE                       TITLE

WAYNE A. STORK
----------------------------     Chairman of the Board of Trustees of
Wayne A. Stork                     Delaware Management Business Trust; Chief
                                   Executive Officer and Chief Investment
                                   Officer of Delaware Investment Advisers

DAVID K. DOWNES
----------------------------     Trustee of Delaware Management Business
David K. Downes                    Trust; Executive Vice President, Chief
                                   Operating Officer, Chief Financial Officer and Treasurer of Delaware Investment Advisers

GEORGE M. CHAMBERLAIN, JR.
----------------------------     Trustee of Delaware Management Business
George M. Chamberlain, Jr.         Trust; Senior Vice President, Secretary and
                                   General Counsel of Delaware Investment
                                   Advisers


JOHN B. FIELDS
----------------------------     Trustee of Delaware Management Business
John B. Fields                   Trust; Vice President/Senior Portfolio
                                 Manager of Delaware Investment Advisers


RICHARD G. UNRUH
----------------------------     Trustee of Delaware Management Business
Richard G. Unruh                   Trusts; President of Delaware Investment
                                   Advisers

         BACK COVER  The Series number, the Trust in the Fund and the date of the Prospectus have been included.